Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Inc. and Antofagasta Minerals S.A. Sign Joint Venture and Regional
Strategic Alliance Agreements for Copper Exploration in Sweden
and $5 Million Financing of Eurasian

Vancouver, British Columbia, February 18, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce that it has entered into a Strategic Alliance and Earn-In Agreement (the “Agreement”) with Antofagasta Minerals S.A. (“AMSA”) focused primarily on copper exploration in the country of Sweden. AMSA is the mining division of Antofagasta Plc (“Antofagasta”), a Chilean-based mining company listed on the London Stock Exchange. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of AMSA to earn up to a 70% interest therein, and a $5,005,000 CAD private placement into Eurasian.

The Strategic Alliance will seek to capitalize on EMX’s ongoing exploration efforts in Sweden, and advance several properties already in the portfolio. To date, EMX has acquired 10 exploration licenses and has an additional five applications on file with the Swedish Mines Inspectorate, comprising 600 square kilometers of mineral rights. These properties contain a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization.

Regional Strategic Alliance and Designated Projects

AMSA and EMX, through the establishment of a technical committee, will conduct a regional generative exploration program to identify additional prospective properties for acquisition, with EMX serving as operator (the “Alliance Phase”). AMSA will contribute funding of at least $250,000 USD annually for a two year period. At the end of the period, the Alliance may be extended by mutual agreement with AMSA funding a minimum of $250,000 USD annually for as long as the agreement is in place. The focus on copper does not prohibit the Alliance from exploring for other minerals if the opportunity arises. In the event a property reviewed during the Alliance Phase meets certain criteria it may be classified as a Designated Project (“DP”), and will be subject to the terms and earn-in conditions described below. Properties will be acquired in the name of EMX, and if a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to AMSA.

All existing properties in the EMX portfolio in Sweden will be subject to the terms of the Strategic Alliance agreement, and EMX will be reimbursed acquisition costs for any projects that it nominates, and AMSA accepts, as a Designated Project.

Kiruna South Designated Project

Upon execution, seven properties known collectively as the “Kiruna South Properties” will become an initial Designated Project. These include EMX’s Pikkujärvi 1, 2, 3 and 4, Puoltsa 10, and the Kalixfors 1 exploration permits, and an additional property that is under application for an exploration permit. The Pikkujärvi and Puoltsa properties contain several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi 1 license. Coincident geophysical and geochemical anomalies persist for approximately 4 kilometers along strike; these areas have not yet been drill tested.

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Porphyry-style alteration and copper-gold mineralization was intersected at the nearby Sakkek prospect in a shallow 80 meter hole drilled by the Swedish Geological AB (a state-owned exploration service company) in the mid 1980’s. The hole was drilled along the margin of a prominent 1.5 kilometer x 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains one meter intercepts of up to 2.07 percent copper and 0.31 grams per tonne gold. In addition, a number of untested copper and molybdenum geochemical anomalies as well as porphyry copper-gold-molybdenum occurrences are located elsewhere in the “Kiruna South Properties”.

Other EMX Properties in Sweden

EMX has applied for and has been granted several other exploration permits in Sweden, in addition to two permits acquired as part of the purchase of the Phelps Dodge Exploration Sweden AB ("PDES") subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) (see Company news release dated August 12, 2010). Properties acquired by EMX to date include:

•

The Storåsen copper-gold-PGE property in west central Sweden, which contains a zone of drill- defined copper, gold and PGE mineralization that extends for nearly one kilometer along strike along with numerous surface geochemical anomalies, mineralized boulders and mineral occurrences that have yet to be tested.

•	The Norrmyran permit, part of the PDES acquisition, which includes outcropping copper-gold mineralization and geology favorable for further discoveries.
•	Several other permit areas are prospective for IOCG and porphyry copper-gold type deposits.

Earn-in terms for the Kiruna South DP and other Designated Projects

AMSA may earn 51% interest in any DP (other than the Kiruna South DP described below) by spending an aggregate of $5,000,000 USD over five years (the “First Option Expenditures”) and making a one-time cash payment to EMX on or before the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average of the price of copper for the previous 30 trading days. In the case of the Kiruna South Designated Project, the above conditions also apply except that the earn-in commitment is $10,000,000 USD over five years.

If AMSA completes the First Option Expenditures in a DP, the parties will incorporate a company to hold each party’s respective interests, i.e. AMSA 51% and EMX 49%.

AMSA has the option to earn an additional 19% in the DP by sole funding further exploration work and maintaining work commitments that escalate to $2,000,000 USD per year by the fourth anniversary of the initial earn-in (the “Second Option Expenditures”), delivering a NI 43-101 compliant feasibility study, and making another one-time cash payment to EMX equal to the product obtained by multiplying 225,000 pounds of copper times the average of the price of copper for the previous 30 trading days.

In the event AMSA completes the earn-in requirements to hold a 70% interest in any DP, each party will fund its share of further expenditures on a go forward basis. Standard dilution clauses will apply, and if either party’s interest is diluted below 10%, their interest will automatically be converted to a 2% NSR.

EMX will also retain the right to convert its participating interest in a DP into a 2% net smelter return at any time after AMSA earns its 70% interest in such DP and until commercial production is reached. The conversion option also includes an annual advance royalty payment equal to the product obtained by multiplying 90,000 pounds of copper times the average of the price of copper for the previous 30 trading days.

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If AMSA fails to complete the Second Option Expenditures, each party’s interest will remain at AMSA 51% and EMX 49%, but EMX will take control and management of the project.

Any other properties that emerge from the regional program will be subject to the same earn-in and obligations as described above.

Private Placement

As part of the transaction, AMSA will purchase 1,540,000 units from EMX at a price of $3.25 CAD per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each full warrant will entitle AMSA to purchase one additional common share of EMX for a period of two years at a purchase price of $4.00 CAD. The placement is subject to TSX Venture Exchange approval.

Dr. Duncan Large, Chartered Engineer (UK) and Eur. Geol., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

About Antofagasta

Antofagasta plc ("Antofagasta") is a Chilean-based copper mining company listed on the London Stock Exchange and a constituent of the FTSE-100 Index, with interests also in transport and water distribution. Its mining activities are managed through its mining division based in Santiago, Antofagasta Minerals S.A. (“AMSA”). Currently, Antofagasta’s activities are primarily concentrated in Chile where it owns and operates three copper mines: Los Pelambres, El Tesoro and Michilla. Total production in 2010 included 521,100 tonnes of copper in cathode and concentrate, 8,800 tonnes of molybdenum in concentrate and 35,100 ounces of gold. With a fourth mine, Esperanza, now being commissioned, the Group is expected to increase total production in 2011 to approximately 715,000 tonnes of copper, 9,300 tonnes of molybdenum and 324,000 ounces of gold. Antofagasta also has exploration and evaluation or feasibility programmes in North America, Latin America, Europe, Asia, Africa and Australia.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com